UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended July 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission file number 001-04129
A. Full title of the plan and the address of the plan, if different from that of issuer named below:
ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
Zale Corporation
901 W. Walnut Hill Lane
Irving, Texas 75038-1003

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedules
July 31, 2006 and 2005
(With Report of Independent Registered Public Accounting Firm Thereon)

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

*	All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
The Plan Committee
Zale Corporation Savings and Investment Plan:
We have audited the accompanying statements of net assets available for plan benefits of the Zale Corporation Savings and Investment Plan (the Plan) as of July 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Zale Corporation Savings and Investment Plan as of July 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and delinquent employee contributions and loan repayments are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP
Dallas, Texas
January 12, 2007

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Plan Benefits
July 31, 2006 and 2005

	2006	2005
Assets:
Investments, at fair market value:
Cash and short-term investments	$—	$225,920
Mutual funds	91,717,828	90,584,244
Zale Corporation common stock	13,920,437	20,886,948
Common/collective trust	1,130,610	—
Participants’ loans	4,696,151	4,438,994

Total investments	111,465,026	116,136,106
Receivables:
Employer’s contributions	1,932,056	2,001,480
Employees’ contributions	342,863	299,062
Other	—	63,107

Total receivables	2,274,919	2,363,649
Liabilities:
Excess contributions payable	440,402	135,825

Net assets available for plan benefits	$113,299,543	$118,363,930

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Statement of Changes in Net Assets Available for Plan Benefits

	Years ended July 31,
	2006	2005
Increases in net assets:
Investment (loss) income:
Net appreciation mutual funds	$673,183	$7,995,648
Net (depreciation) appreciation Zale Corporation Common Stock	(5,200,601)	4,294,456

Total net (depreciation) appreciation	(4,527,418)	12,290,104

Interest and dividends	3,792,246	2,460,241

Contributions:
Employer	1,932,056	1,973,383
Participants	8,127,842	8,109,513
Rollovers	263,542	264,023

Total contributions	10,323,440	10,346,919

Total increases in net assets	9,588,268	25,097,264

Decreases in net assets:
Payments to participants and beneficiaries	14,212,253	9,748,522
Refund of excess contributions	440,402	135,831

Total decreases in net assets	14,652,655	9,884,353

Net (decrease) increase in net assets available for plan benefits	(5,064,387)	15,212,910

Net assets available for plan benefits, beginning of year	118,363,930	103,151,020

Net assets available for plan benefits, end of year	$113,299,543	$118,363,930

See accompanying notes to financial statements

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
July 31, 2006 and 2005
(1)	Description of Plan

The Zale Corporation Savings and Investment Plan (the Plan) is a defined contribution retirement plan. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General

Employees are eligible to participate in the Plan on the first day of the month that coincides with or next follows the date on which the employee has both (i) completed one year of service and (ii) attained age 21. One year of service is defined by the Plan as a 12-month period commencing on the date of employment or any subsequent Plan year during which the employee has completed 1,000 or more hours of service with Zale Corporation or any of its related affiliates (the Company or Employer). Employees covered under a collective bargaining agreement, which does not provide for participation in the Plan, and certain nonresident aliens are excluded from participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Employee Contributions

Participants are permitted to make pre-tax contributions, from 1% to 60%, (or 30% if the Participant is a highly-compensated employee as defined by the Internal Revenue Code (Code)), of their annual compensation to their respective Employee 401(k) Contribution Account. Effective as of October 2006, the Plan implemented an automatic enrollment feature under which employees newly eligible as of April 1, 2006 are automatically enrolled in the Plan at a pre-tax contribution level of 2% of the employee’s compensation unless the employee elects otherwise. All Participants are subject to Internal Revenue Service (IRS) limitations on these contributions. The maximum amount a Participant could contribute under this limitation is $15,000 and $14,000 for each calendar year 2006 and 2005, respectively. Employees who are or will be at least 50 years of age by the end of a calendar year are eligible to make additional pre-tax contributions called catch-up contributions to the Plan at any time during such calendar year. The maximum amount of catch-up contributions a Participant can contribute is $5,000 and $4,000 for the calendar years 2006 and 2005, respectively. Catch-up contributions are credited to the Catch-Up Contribution Account. In addition, Participants may also elect to make rollover contributions to the Plan which are credited to the Rollover Account.

(c)	Employer Contributions

The Plan provides that the Company will make matching contributions (Employer 401(k) Matching Contributions) to each eligible Participant who makes pre-tax contributions to the Plan. No Employer 401(k) Matching Contributions are made with respect to catch-up contributions.

To be eligible for an Employer 401(k) Matching Contribution, the Plan requires each Participant who makes pre-tax contributions to the Plan during the Plan year to be employed on the last day of the Plan year (July 31) in order to receive an allocation of matching contributions, unless the Participant has died, retired on or after normal retirement date (i.e., the later of age 65 or the 5th anniversary of the date the Participant commenced participation in the Plan), or become disabled (as defined in the Plan) during

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
July 31, 2006 and 2005 (continued)
the Plan year. Further, the amount of Employer 401(k) Matching Contribution made with respect to each such Participant is 50% of the first 4% of annual compensation contributed to the Plan by the Participant as a pre-tax contribution. The Plan authorizes the Company to make Employer 401(k) Matching Contributions in cash or in shares of Zale Corporation Common Stock, par value $0.01 per share (Company Common Stock). For Plan years ended July 31, 2006 and July 31, 2005, Employer 401(k) Matching Contributions were made in cash. Employer 401(k) Matching Contributions are allocated after the end of the Plan year.

The Plan also authorizes the Company to make qualified non-elective contributions (QNECs) in order to satisfy the applicable nondiscrimination tests or to correct certain operating discrepancies pursuant to certain voluntary correction programs approved by the Internal Revenue Service. QNECs are credited to the Participant’s QNEC account.

(d)	Investment Options

Upon enrollment in the Plan, Participants may direct contributions in whole percentage increments to any one or more of 21 mutual funds, a common/collective trust, and Company Common Stock, however, no more than 25% of the Participant’s contributions and investment elections may be directed to Company Common Stock.

Effective April 1, 2006, the Plan changed its recordkeeper, trustee, and investment options. As a result, the Plan investments previously offered through Mellon Bank, N.A. and ACS HR were replaced with investment options offered through Fidelity Investments. In order to facilitate this transition, Participants’ investments were mapped to the appropriate Fidelity Freedom Funds according to age-based parameters. Once the transition was complete, Participants were allowed to make changes to the default allocation of funds and invest in any of the 21 available mutual funds, common/collective trust, or in Company Common Stock.

In general, Participants may change their contribution investment directions daily, except that when the Company has closed the trading window for Company Common Stock, Participants who are subject to section 16b of the Securities Exchange Act of 1934 may not direct contributions into or out of Company Common Stock. Once the trading window has been re-opened, such Participants are free to make such directions. Likewise, Participants may reallocate the investment of their Plan accounts on a daily basis among any of the Plan investment options, subject to the foregoing preclusion during trading window closures and the 25% limit on investment elections in Company Common Stock. Earnings or losses of the Plan are allocated to the Participants based on their relative account balances in the respective Plan investment options.

(e)	Loan Provisions

The Plan allows eligible Participants to borrow from their Employee 401(k) Contribution, Catch-up Contribution and Rollover Accounts (but not their Employer 401(k) Matching Contribution or QNEC Accounts) a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the Participant’s highest loan balance in the last 12 months. Loan transactions are treated as a transfer to (from) the Participant investment fund from (to) the Participant loan fund. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by up to 50% of the Participant’s vested accounts and bear

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
July 31, 2006 and 2005 (continued)
interest at the prime lending rate as published by the Wall Street Journal at the time of the loan, plus 1%, unless the rate is deemed not to be “reasonable” within the meaning of Section 408 of ERISA, in which case a reasonable rate of interest will apply. The interest rate will be fixed for the term of the loan. Interest rates ranged between 8.25% and 10.25% for loans established during the Plan year ended July 31, 2006 and between 6.25% and 8.25% for loans established during the Plan year ended July 31, 2005. Principal and interest are paid ratably through biweekly payroll deductions or through electronic funds transfer. In addition, Participants may continue to remit loan payments manually following their termination of employment.

(f)	Vesting

Participants are automatically fully vested in their pre-tax contributions, catch-up contributions, rollover contributions, QNECs and Employer 401(k) Matching Contributions plus actual earnings thereon. Participants became fully vested in any prior profit sharing contributions made to the Plan on their behalf, effective July 31, 2005. In addition, the Plan was amended effective April 1, 2006, to fully vest Participants in matching contributions or profit sharing contributions made to the former Karten’s Jeweler’s, Inc. 401(k) Plan on their behalf (the Karten’s plan was merged into the Plan August 1, 1996). Any such Participants who terminated employment prior to these full vesting dates may have incurred a forfeiture of such matching and profit sharing contributions. Further, certain Participants who were inadvertently permitted to make pre-tax contributions to the Plan prior to satisfying the eligibility requirements and who had such pre-tax contributions refunded to them also forfeited any associated Employer 401(k) Matching Contributions plus actual earnings thereon. Any such Plan forfeitures are described in (h) below.

(g)	Distributions and Withdrawals

A Participant will be entitled to a complete distribution of his Plan accounts upon the Participant’s retirement, disability (as defined in the Plan) or termination of employment for any reason in the form of a single, lump-sum distribution or a direct rollover to an Individual Retirement Account (IRA) or another employer’s qualified retirement plan (collectively an Eligible Retirement Plan). Amounts invested in Company Common Stock, may, at the election of the Participant, be distributed in whole shares of Company Common Stock, with fractional shares in cash. In the event of the Participant’s death, the Participant’s accounts will be distributed to the Participant’s beneficiary. In any case, if the Participant’s vested account balance is less than $1,000, it will be automatically distributed in the form of a single lump sum payment as soon as practicable following the distribution event, unless the Participant elects to roll it over to an Eligible Retirement Plan. If the Participant’s vested account is at least $1,000, the Participant may leave the balance in the Plan until the Participant’s normal retirement date. Participants may also make withdrawals during employment upon the attainment of age 59.5 or the incurrence of a hardship, subject to terms of the Plan. In-service withdrawals may also be made from the Participant’s Rollover Account or prior after-tax contribution account at any time. Finally, the Plan permits Participants who were adversely impacted by Hurricane Katrina to obtain a qualified Hurricane Katrina distribution during the period beginning on August 1, 2005 and ending on December 31, 2006 pursuant to the terms of the Plan.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
July 31, 2006 and 2005 (continued)
(h)	Forfeited Amounts

Forfeited amounts may be used to restore prior forfeitures, reduce future Company contributions or help pay the Plan’s administrative expenses in accordance with ERISA. For the Plan year ended July 31, 2006, there were forfeited amounts of approximately $11,000 that were used to reduce Company contributions. For the Plan year ended July 31, 2005, forfeited non-vested amounts were approximately $125,000 and were used to reduce Company contributions.

(i)	Tax Status

The Plan has received a favorable determination letter dated August 4, 2003 from the IRS stating that the Plan and the related trust are designed in accordance with the applicable provisions of the Code. Although the Plan has been amended since receiving this determination letter, the Company believes the Plan is designed and continues to operate in accordance with the provisions of the Code. Once the IRS determination letter program opens with respect to the Plan, the Plan will be submitted for an updated IRS determination letter.

(j)	Plan Administration

The Plan is administered by the Plan Committee (the Committee), which is appointed by the Company’s Board of Directors (the Board) or Chief Executive Officer. The Company retains the services of Fidelity Management Trust Company as the trustee and Fidelity Investments as the recordkeeper of the Plan. Prior to April 1, 2006, Mellon Bank, N.A. served as the trustee and ACS HR served as the recordkeeper. Additionally, through October 31, 2005, the Committee retained the services of Capital Research & Consulting, a third-party investment advisory firm, to monitor fund performances. Effective November 1, 2005, the Committee changed the third-party advisory investment firm to RBC Dain Rauscher.
(2)	Plan Changes and Amendments

Effective April 1, 2006, Fidelity Management Trust Company and Fidelity Investments (collectively “Fidelity”) were retained, respectively, as the Plan’s trustee and recordkeeper, replacing the former trustee Mellon Bank, N.A. and the former recordkeeper ACS HR.

Additionally, by a document generally effective August 1, 2005, the Plan was amended and restated to:
i.	incorporate into the Plan document the previous amendments to the Plan;

ii.	reflect the transition of the recordkeeping and trustee services to Fidelity and the following Plan design changes effective April 1, 2006: (A) provide for automatic enrollment for new eligible employees at the rate of two percent (2%) of compensation to be implemented as soon as administratively feasible; (B) increase the pre-tax contribution rate for non-highly compensated employees to sixty percent (60%) of compensation and for highly compensated employees to thirty percent (30%) of compensation; (C) increase the catch-up contribution rate to fifty percent (50%); (D) prohibit rollover contributions to the Plan of after-tax monies and monies from a non-conduit individual retirement arrangement; (E) modify the method of determining whether an employee has

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
July 31, 2006 and 2005 (continued)
completed a year of service following his initial employment year to look at the Plan year rather than the employment year; (F) allow Participants to continue to repay outstanding Plan loans following a termination of employment; (G) remove Company Common Stock as a source for Participant loans; (H) modify the hardship suspension period from six (6) months to one hundred eighty-three (183) days; (I) add an age fifty-nine and one-half (59 1/2) in-service withdrawal provision for all Participants; (J) eliminate systematic withdrawals as a form of distribution for Karten’s Plan Participants; (K) fully vest all Karten’s Plan Participants in their Karten’s Plan discretionary profit sharing and matching contribution accounts; (L) combine all Participants’ Karten’s Plan accounts with like accounts under the Plan (e.g., Karten’s matching contributions to the matching contribution account source); (M) permit affected Participants to receive qualified Hurricane Katrina distributions; (N) change the definition of “disability” to defer to a long term disability plan sponsored by the employer or the Social Security Act; (O) permit Participants to elect to have their annual pre-tax contribution percentage automatically increased each Plan year; (P) clarify that the twenty-five percent (25%) limit on investments in Company Common Stock applies to all contribution sources; (Q) provide for a lump sum distribution (rather than annual installments) to Participants who reach their “required beginning date” (i.e., April 1 following the later of the calendar year in which the Participant attains seventy and one-half [70 1/2] or retires); (R) clarify that only Participant contribution sources are available for a hardship withdrawal; (S) simplify the payout of benefits to Participants who die without a designated beneficiary (i.e., first to the Participant’s spouse, if any, and then the Participant’s estate); (T) reflect that the Benefits Department of the Company handles the daily operation of the Plan (i.e., is the Daily Administrator); (U) expand the indemnity provisions of the Plan to cover the members of the Committee and the Daily Administrator; (V) update the claims procedure to reflect the maximum time requirements imposed by ERISA and those applicable to committees; (W) provide for the correction of errors in implementing Participant investment directions; and (X) make certain other changes and clarifications in order to facilitate the transfer of the recordkeeping and trustee functions to Fidelity Investments on April 1, 2006;
iii.	comply with regulations issued pursuant to sections 401(k) and 401(m) of the Code;

iv.	allow the Chief Executive Officer of the Company to amend the Plan to comply with changes in the law or to implement changes recommended by the Committee that do not have a significant impact on Plan costs;

v.	amend the Plan to address how errors in contribution percentage changes are addressed effective August 1, 2005; and

vi.	change the Plan year, effective January 1, 2007, to the calendar year.
(3)	Amendment or Termination of the Plan

The Company’s Board has the right to amend or terminate the Plan or to reduce or stop contributions either temporarily or permanently at its sole discretion subject to the provisions of ERISA. In addition, the Chief Executive Officer has the authority to amend the Plan to comply with changes in the law or to implement changes recommended by the Committee that do not have a significant impact on Plan costs. If the Board exercised its right to stop contributions permanently or to terminate the Plan, the entire amount in each Participant’s account would continue to be 100% vested and distributed under the direction of the Committee. The Board has no intention at this time to terminate the Plan.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
July 31, 2006 and 2005 (continued)
(4)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The Plan uses the accrual method of accounting.

(b)	Investment Valuation and Income Recognition

Investments in mutual fund securities and Company Common Stock are valued at fair market value based on quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value. The common/collective trust fund is recorded at the net asset value as determined by Fidelity Investments on the underlying fair values of securities held. Purchases and sales of securities are recorded on a trade-date basis.

Net appreciation and depreciation of investments are calculated based on the difference between the fair market value of the investments as of the beginning of the Plan year, or purchase price if purchased during the Plan year, and the fair market value of the investment as of the end of the Plan year, or the selling price if sold during the Plan year. Such amounts are shown as net appreciation or depreciation in these financial statements.

(c)	Administration Expenses

Through March 31, 2006, the Plan had a revenue sharing agreement with the Plan’s mutual funds and recordkeeper involving Sub Transfer Agent and 12b-1 revenues. Sub Transfer Agent revenues were handled outside of the trust and directly paid to the recordkeeper and 12b-1 revenues were deposited directly to the Plan. Most administrative expenses related to the Plan’s investments were paid by the Plan and were offset by the Sub Transfer Agent and 12b-1 revenues. However, while it was not required, on occasion the Company paid such administrative expenses directly from its general assets. For the Plan year ended July 31, 2006, Plan expenses of approximately $148,000 were offset by 12b-1 revenues. For Plan year 2005, the Plan incurred approximately $141,000, in expenses that were not covered by funds received under the revenue sharing agreement and were paid directly by the Company. Effective April 1, 2006, this revenue sharing agreement terminated and after such date all administrative expenses will either be paid by the Company or charged to Participant accounts as provided under the terms of the Plan and its governing documents.

(d)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of changes in net assets during the reporting period. Actual results could differ from those estimates.

(e)	Risks and Uncertainties

The Plan provides for certain investments that are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
July 31, 2006 and 2005 (continued)
changes could materially affect the amounts reported in the statements of net assets available for Plan benefits and of changes in net assets available for Plan benefits.
(f)	Payment of Benefits

Payments to Participants and beneficiaries are recorded when paid.
(5)	Investments

The following investments are greater than 5% of the Plan’s ending net assets as of July 31, 2006 and 2005:

Stock Investments	2006	2005

Zale Corporation Common Stock	$13,920,437	$20,886,948
Fidelity Freedom Fund 2010	11,845,748	—
Fidelity Freedom Fund 2015	12,520,135	—
Fidelity Freedom Fund 2020	16,590,013	—
Fidelity Freedom Fund 2025	15,679,210	—
Fidelity Freedom Fund 2030	10,020,519	—
Fidelity Freedom Fund 2035	5,767,434	—
Oppenheimer Ltd. Term Government Fund	—	5,727,588
Oppenheimer Strategic Income Fund	—	6,277,863
Bond Fund of America	—	5,894,785
As of July 31, 2006 and 2005, the Plan did not directly invest in any derivative financial instruments; however, some of the Plan’s investments include mutual funds that invest in derivative financial instruments. As described in the investments’ prospectuses, futures, forwards, and options are used only for the purpose of managing the funds’ exposure to changes in stock and bond markets and to fluctuations in interest rates and currency values.
(6)	Related-Party Transactions

During the 2006 and 2005 Plan years, the Plan engaged in related-party transactions with Mellon Bank, N.A. and Fidelity Management Trust Company in their roles as trustee and asset custodian of the Plan. Such transactions are considered to be exempt party-in-interest transactions.

(7)	Prohibited Transactions

During the Plan year ended July 31, 2006, two non-exempt prohibited transactions occurred between the Plan and the Company in the form of late deposits of $26,696 and $11,144 in Participant 401(k) contributions. The $26,696 deposit and lost interest income of $2,593 were subsequently contributed to the Plan in December 2006. The $11,144 deposit and lost interest income of approximately $619 have not yet been contributed to the Plan. Appropriate excise tax filings will be made with the IRS with respect to these prohibited transactions. During the Plan year ended July 31, 2006 there were no other prohibited transactions for which an exemption was not available. During the Plan year ended July 31, 2005 there were no prohibited transactions for which an exemption was not available.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

EIN: 75-0675400
Plan No: 002
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
July 31, 2006

	(b)		(c)	(e)
(a)	Identity of Issuer	Shares	Description of Investment	Current Value

	Mutual Funds

	American Beacon Large Cap Value Fund — Institiutional Fund	27,470	Domestic Equity Mutual Fund	$606,530

	ABN AMRO Mid Cap Fund — Class N	14,229	Domestic Equity Mutual Fund	344,481

	American Funds Growth Fund of America — Class R4	42,493	Domestic Equity Mutual Fund	1,323,648

	Brandywine Blue Fund	26,152	Growth Mutual Fund	785,594

	Columbia Acorn Fund — Class Z	33,884	Growth and Value Investing Fund	960,264

	Lazard Emerging Markets Portfolio — Institutional Class	106,062	Emerging Markets Fund	2,022,609

	Morgan Stanley Institutional Fund, Inc. International Equity A	28,921	International/Global Equity	646,102

	Pnx I Sm Cap Val I	7,937	Small Cap Fund	360,245

	Spartan US Equity Index Fund — Investor Class	2,796	Index Mutual Fund	126,427

	Vanguard REIT Index Fund	32,384	Growth and Income Mutual Fund	739,327

*	Fidelity Freedom Income	93,876	Asset Allocation Mutual Fund	1,064,559
*	Fidelity Freedom 2000	102,569	Asset Allocation Mutual Fund	1,256,466
*	Fidelity Freedom 2005	432,516	Asset Allocation Mutual Fund	4,826,881
*	Fidelity Freedom 2010	840,720	Asset Allocation Mutual Fund	11,845,748
*	Fidelity Freedom 2015	1,078,392	Asset Allocation Mutual Fund	12,520,135
*	Fidelity Freedom 2020	1,126,274	Asset Allocation Mutual Fund	16,590,013
*	Fidelity Freedom 2025	1,304,427	Asset Allocation Mutual Fund	15,679,210
*	Fidelity Freedom 2030	665,373	Asset Allocation Mutual Fund	10,020,519
*	Fidelity Freedom 2035	468,897	Asset Allocation Mutual Fund	5,767,434
*	Fidelity Freedom 2040	407,829	Asset Allocation Mutual Fund	3,613,361
	PIMCO Total Return Fund — Institutional Class	60,027	Bond Mutual Fund	618,275

*	Zale Corporation Common Stock	543,555	Company Stock	13,920,437

	Common/Collective Trust
*	Fidelity Managed Income Portfolio	1,130,610	Stable Value Fund	1,130,610

*	Participant Loans		Participant’s Loans, interest rates ranging from 6.25% to 10.25%	4,696,151

	Total			$111,465,026

The Fidelity Freedom Funds are presented separately because each fund (except Fidelity Freedom Income Fund) will gradually adjust its asset allocation to be more conservative as the fund approaches its target retirement date. Approximately five to ten years after the target date, the asset allocation of each Freedom fund will match the allocation of the Freedom Income Fund.
*	Column (a) indicates each identified person/entity known to be a party in interest.
Historical cost (column (d)) is not presented on this schedule, as all investments are Participant directed.
This supplemental schedule lists assets held for investment purposes as of July 31, 2006, as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure.
See accompanying Report of Independent Registered Public Accounting Firm.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

EIN: 75-2080834
Plan No: 002
Schedule H, Line 4a — Schedule of Delinquent Employee Contributions and Loan Repayments
Year ended July 31, 2006

	Relationship to	Description of
	plan, employer or	transaction
	other party in	including rate of	Amount on
Identity of Party Involved	interest	interest	Line 4(a)	(a) Lost Interest

		2006 employee
		contributions not
		deposited to the
		Plan in a timely
		manner. Interest
		rate of 7.14% for
		the period
Zale Delaware, Inc.	EMPLOYER	outstanding.	$26,696	$2,593

		2006 employee
		contributions not
		deposited to the
		Plan in a timely
		manner. Interest
		rate of 7.14% for
		the period
Zale Delaware, Inc.	EMPLOYER	outstanding.	$11,144	$619

It was noted that there were unintentional delays by the Company in submitting Plan year 2006 employee contributions in the amount of $26,696 and $11,144 from September 2005 and May 2006, respectively. The $26,696 and the lost interest of $2,593 were funded in December 2006. The $11,144 and the lost interest of $619 have not yet been funded.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Zale Corporation Savings and Investment Plan (Registrant)
Date January 24, 2007	/s/ Cynthia T. Gordon
Cynthia T. Gordon
Senior Vice-President, Controller (principal accounting officer of the registrant)

INDEX TO EXHIBIT

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm